

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

S. Ray Hatch
Chief Executive Officer
Quest Resource Holding Corp
3481 Plano Parkway
The Colony, Texas 76056

> **Re: Quest Resource Holding Corp**
> **Registration Statement on Form S-3**
> **Filed April 8, 2022**
> **File No. 333-264213**

Dear Mr. Hatch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Claudia B. Dubón